================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  Schedule 13G
                    Under the Securities Exchange Act of 1934

                              coolsavings.com inc.
                                (Name of Issuer)

                         Common Stock, Without Par Value
                         (Title of Class of Securities)


                                   216485 10 2
                      (CUSIP Number of Class of Securities)

                                December 31, 2000
             (Date of Event Which Requires Filing of This Statement)

================================================================================

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [_] Rule 13d-1(b)

                                [_] Rule 13d-1(c)

                                [X] Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                                               Page 2 of 7 Pages

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                                  SCHEDULE 13G
CUSIP No.              216485 10 2

1         NAME OF REPORTING PERSON
          S.S. or I.R.S. Identification No. of Above Person

          Steven M. Golden

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [_]
                                                                         (b) [X]
3         SEC USE ONLY

4         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
- ------------------------------------------- -----------------------------------
             NUMBER OF               5      SOLE VOTING POWER          5,095,815
              SHARES
                                     ------ ------------------------------------
           BENEFICIALLY              6      SHARED VOTING POWER        0
             OWNED BY
                                     ------ ------------------------------------
               EACH                  7      SOLE DISPOSITIVE POWER     5,095,815
             REPORTING
                                     ------ ------------------------------------
              PERSON                 8      SHARED DISPOSITIVE POWER   0
               WITH

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    5,095,815

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES                                            [_]

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                      12.9%

12        TYPE OF REPORTING PERSON

                                       IN
================================================================================
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                                                               Page 3 of 7 Pages

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                                  SCHEDULE 13G
CUSIP No.              216485 10 2

1         NAME OF REPORTING PERSON
          S.S. or I.R.S. Identification No. of Above Person

          Lend Lease International Pty. Limited

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [_]
                                                                         (b) [X]
3         SEC USE ONLY

4         CITIZENSHIP OR PLACE OF ORGANIZATION

          Australia
- ------------------------------------ ------ ------------------------------------
             NUMBER OF               5      SOLE VOTING POWER         10,889,636
              SHARES
                                     ------ ------------------------------------
           BENEFICIALLY              6      SHARED VOTING POWER       0
             OWNED BY
                                     ------ ------------------------------------
               EACH                  7      SOLE DISPOSITIVE POWER    10,889,636
             REPORTING
                                     ------ ------------------------------------
              PERSON                 8      SHARED DISPOSITIVE POWER  0
               WITH

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   10,889,636

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES                                            [_]

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                      27.9%
12        TYPE OF REPORTING PERSON

                                       CO
================================================================================
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                                                               Page 4 of 7 Pages

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                                  SCHEDULE 13G
CUSIP No.              216485 10 2

1         NAME OF REPORTING PERSON
          S.S. or I.R.S. Identification No. of Above Person

          Richard H. Rogel

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [_]
                                                                         (b) [X]
3         SEC USE ONLY

4         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
- ------------------------------------ ------ ------------------------------------
             NUMBER OF               5      SOLE VOTING POWER          7,382,613
              SHARES
                                     ------ ------------------------------------
           BENEFICIALLY              6      SHARED VOTING POWER        0
             OWNED BY
                                     ------ ------------------------------------
               EACH                  7      SOLE DISPOSITIVE POWER     7,382,613
             REPORTING
                                     ------ ------------------------------------
              PERSON                 8      SHARED DISPOSITIVE POWER   0
               WITH

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    7,382,613

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES                                            [_]

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                      18.9%

12        TYPE OF REPORTING PERSON

                                       IN
========= ======================================================================
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                                                               Page 5 of 7 Pages

Item 1.

         (a)      Name of Issuer.
                  --------------

                  coolsavings.com inc., a Michigan corporation.

         (b)      Address of Issuer's Principal Executive Offices.
                  -----------------------------------------------

                  360 N. Michigan Avenue, 19th Floor
                  Chicago, Illinois 60601

Item 2.

         (a)      Name of Person Filing.
                  ---------------------

                  Steven M. Golden
                  Lend Lease International Pty. Limited
                  Richard H. Rogel


         (b)      Address of Principal Business Office or, if none, Residence.
                  -----------------------------------------------------------

                  Steven M. Golden
                  360 N. Michigan Avenue, 19th Floor
                  Chicago, Illinois 60601

                  Lend Lease International Pty. Limited
                  Level 46 Australia Square
                  Sydney, New South Wales, Australia 2000

                  Richard H. Rogel
                  56 Rose Crown
                  Avon, Colorado 81620

         (c)      Citizenship.
                  -----------

                  Steven M. Golden - United States
                  Lend Lease International Pty. Limited - Australia Richard H. Rogel - United States

         (d)      Title of Class of Securities.
                  ----------------------------

                  Common stock, without par value

         (e)      CUSIP Number.
                  ------------

                  216485 10 2
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                                                               Page 6 of 7 Pages

Item 3.           If this statement is filed pursuant to Rule 13d-1(b), or
                  -----------------------------------------------------------
                  13d-2(b), check whether the person filing is a:
                  -----------------------------------------------

                  Not applicable.

Item 4.           Ownership.
                  ---------

                  (a)      Amount Beneficially Owned:

                  Steven M. Golden - 5,095,815
                  Lend Lease International Pty. Limited - 10,889,636 Richard H. Rogel - 7,382,613

                  (b)      Percent of Class:

                  Steven M. Golden - 12.9%
                  Lend Lease International Pty. Limited - 27.9%
                  Richard H. Rogel - 18.9%

                  (c)    Number of shares as to which such person has:

                         (i)      sole power to vote or to direct the vote:

                                  Steven M. Golden - 5,095,815
                                  Lend Lease International Pty. Limited -
                                   10,889,636
                                  Richard H. Rogel - 7,382,613

                         (ii)     shared power to vote or to direct the vote:

                                  Steven M. Golden - 0
                                  Lend Lease International Pty. Limited - 0
                                  Richard H. Rogel - 0

                         (iii) sole power to dispose or to direct the disposition of:

                                  Steven M. Golden - 5,095,815
                                  Lend Lease International Pty. Limited -
                                   10,889,636
                                  Richard H. Rogel - 7,382,613

                         (iv) shared power to dispose or to direct the disposition of:

                                  Steven M. Golden - 0
                                  Lend Lease International Pty. Limited - 0
                                  Richard H. Rogel - 0
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                                                               Page 7 of 7 Pages

Item 5.           Ownership of Five Percent or Less of a Class.
                  --------------------------------------------

                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  --------------------------------------------------------
                  Person.
                  ------

                  Not applicable.

Item 7.           Identification and Classification of the Subsidiary Which
                  ---------------------------------------------------------
                  Acquired the Security Being Reported on By the Parent Holding
                  -------------------------------------------------------------
                  Company.
                  -------

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.
                  ---------------------------------------------------------

                  Not applicable.

Item 9.           Notice of Dissolution of Group.
                  ------------------------------

                  Not applicable.

Item 10.          Certification.
                  -------------

                  Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                                /s/ Steven M. Golden
                                       -----------------------------------------
                                       Steven M. Golden

                                       Lend Lease International Pty. Limited


                                       By:      /s/ Albert Aiello
                                          --------------------------------------

                                       Its:           Director
                                            ------------------------------------



                                                /s/ Richard H. Rogel
                                       -----------------------------------------
                                       Richard H. Rogel
Dated: February 14, 2001